

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Gregory B. Maffei
President and Chief Executive Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112

   Re: Liberty Media Corporation
     Form 10-K for fiscal year ended December 31, 2011
     Filed February 23, 2012
     File No. 001-35294

Dear Mr. Maffei:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Kathleen Krebs, for

       Larry Spirgel
       Assistant Director

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